FILE 82-4297

RECEIVED

2007 JUL 25 P 3:14

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

07025502

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

18 July, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 18 July, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

dlo 7/26

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PUBLISHES ITS JANUARY - JUNE 2007 INTERIM REPORT ON 1 AUGUST, 2007

Konecranes will publish its January - June 2007 Interim Report on Wednesday 1 August, 2007 at 10.00 a.m. Finnish time. The report will be available on the company's website at www.konecranes.com after publishing.

An analyst and press conference will be held at the Konecranes new offices (address Eteläesplanadi 22 B, inner court, 2nd floor) at 12.00 p.m. Finnish time. Please confirm your attendance by Friday 27 July, 2007 to tiina.huoponen@konecranes.com.

A live webcast of the conference with the possibility to ask questions will begin at 12.00 p.m. at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses(TM), serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

www.konecranes.com

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION

Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION

Helsinki Stock Exchange
Media

END